Exhibit (a)(3)

                      COVER LETTER TO THE OFFER TO EXCHANGE

TO:      Eligible Employees and Non-Employee Directors of B/E Aerospace

FROM:    Robert J. Khoury

DATE:    June 23, 2003

SUBJECT: B/E AEROSPACE STOCK OPTION EXCHANGE PROGRAM

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     The shareholders of B/E Aerospace recently approved a stock option exchange program for employees and non-employee directors. I would like to explain the purpose of the program.

     As we all know, B/E's stock price is depressed. Under these circumstances, many employees perceive their existing options as having no value. The exchange program permits employees to exchange options with high exercise prices for a smaller number of fair market value priced options.

     The exchange will benefit not only employees but also the company and its shareholders. Restoring value to your options helps us to retain and motivate capable employees. Stock options align your interests with those of shareholders by motivating you to create profitable growth in our business.

     Under the terms of the exchange offer, you will receive one new option for every three existing options exchanged under this offer. Only existing options with an exercise price of $12.00 or more can be exchanged. The new options will carry an exercise price reflecting B/E's stock price at the time of the grant. The grant of new options will occur about six months after you exchange your existing options. All of B/E's executive officers and outside directors currently plan to exchange 100% of their options in excess of $12.00 per share under the program.

     Please carefully read the attached document for a full explanation of the terms of the exchange, including a discussion of potential risks of participating in the exchange as required by federal securities laws.

     If you wish to exchange your options, see the acceptance letter and instructions in Schedule B of the attached document. If you have any questions, feel free to contact Jeff Holtzman at (561) 791-5000, extension 1402, or send e-mail to jeff_holtzman@beaerospace.com.